UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(June 18, 2010)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material Change Report filed in Canada

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: June 18, 2010

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp. (“Diversinet” or the “Corporation”)

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

June 18, 2010

Item 3

News Release

A press release with respect to the material change described herein was issued on June 18, 2010.

Item 4

Summary of Material Change

Representatives of AllOne, AHG, HSA and Diversinet reached a mutual settlement and release, on the following terms and conditions:

i.

AllOne will pay the Corporation US$4,000,000,

ii.

Hospital Service Association of Northeastern Pennsylvania will return to the Corporation 6,956,152 Diversinet common shares for cancellation,

iii.

Each party will obtain their respective Board of Directors approval,

iv.

The Corporation will retain the right to oppose the AllOne Health Group, Inc.’s (i) US Patent Application No.:12/416,655 through the US Patent and Trademark Office, (ii) International (PCT) patent filing, Application No. PCT/US2009/002015, filed in the U.S. Receiving Office of the World Intellectual Property Organization; and (iii) Canadian patent filing: Application No. 2,632,793, filed with the Canadian Intellectual Property Office.  The Corporation may object or challenge before the U.S. Patent and Trademark Office or applicable foreign regulatory body.

Item 5

Full Description of Material Change

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  HSA currently owns 6,956,152 common shares of Diversinet, representing approximately 15% of the issued and outstanding common shares of Diversinet.  Accordingly, HSA, AHG and AllOne may be considered “related parties” of Diversinet for purposes of applicable securities laws.

Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement provided that it could be cancelled after the third year (i.e. after August 30, 2011) if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received the minimum commitment fee of $5.5 million in the first year (i.e. 12 months ended August 31, 2009).  Thereafter $7 million in years two and three (i.e. 12 months ended August 31, 2010 and 2011) and $10 million in years four and five, were payable quarterly in advance.  For health care sales, initial amounts received were to be allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the Agreement.  To date, the amounts received by AllOne on deployments have not exceeded the minimum commitment fees.

On November 24, 2009, representatives of AllOne Mobile Corporation (AllOne”) indicated that, having recently completed a strategic business planning process, it no longer wished to pursue continued investment in time or money in AllOne’s business strategy.  AllOne proposed that Diversinet consider acquiring AllOne in consideration for the termination of the AllOne Agreement.

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the license and revenue share agreement upon payment of $3,000,000 to Diversinet.  Diversinet has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where it has asserted, or is intending to assert, various counterclaims for breach of confidentiality, misappropriation of trade secrets and intellectual property, declaratory judgment, monetary damages and equitable relief.

Following mediation discussions on May 19, 2010, representatives of AllOne, AHG, HSA and Diversinet reached an agreement in principal to enter into a mutual settlement and release, on the following terms and conditions:

i.

AllOne will pay the Corporation US$4,000,000,

ii.

Hospital Service Association of Northeastern Pennsylvania will return to the Corporation 6,956,152 Diversinet common shares for cancellation,

iii.

Each party will obtain their respective Board of Directors approval,

iv.

The Corporation will retain the right to oppose the AllOne Health Group, Inc.’s (i) US Patent Application No.:12/416,655 through the US Patent and Trademark Office, (ii) International (PCT) patent filing, Application No. PCT/US2009/002015, filed in the U.S. Receiving Office of the World Intellectual Property Organization; and (iii) Canadian patent filing: Application No. 2,632,793, filed with the Canadian Intellectual Property Office.  The Corporation may object or challenge before the U.S. Patent and Trademark Office or applicable foreign regulatory body.

Following completion of the mutual settlement and release, HSA will cease to beneficially own or control any common shares of Diversinet.

The board of directors of Diversinet carefully reviewed and considered the mutual settlement and release and unanimously determined that it is in the best interests of Diversinet and on June 17, 2010 approved the mutual settlement and release agreement.

This mutual settlement and release constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as HSA holds more than 10% of the issued and outstanding common shares of Diversinet.  MI 61-101 provides that a related party transaction must be approved by a majority of the votes cast by holders of securities, excluding holders of securities whose votes cannot be included for the purposes of minority approval, as that term is defined in MI 61-101.  Under MI 61-101, minority approval of a resolution concerning the mutual settlement and release would require the approval by a majority of all the votes cast by minority shareholders.  However, the mutual settlement and release is exempt from the minority shareholder approval requirements of MI 61-101 as the fair market value of the consideration to be received by Diversinet in excess of prior balances to which it is already contractually entitled does not exceed 25% of Diversinet’s market capitalization, as per section 5.7 of MI 61-101.

A material change report in respect of this mutual settlement and release was not filed on sedar at least 21 days in advance of the closing of this mutual settlement and release.  Diversinet believes a shorter period between this disclosure and the closing of these transactions is reasonable, as public disclosure of the subject matter of the material change report prior to final agreement by the parties would have been unduly detrimental to the interests of Diversinet and potentially misleading because of the lack of certainty in the outcome.

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-120

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

David Hackett, Chief Financial Officer, is knowledgeable about the material change and this report.  Mr. Hackett can be contacted at (416) 756-2324, extension 275.

Item 9

Date of Report

June 18, 2010

Diversinet and AllOne Reach Settlement Agreement

Terms Enable Diversinet to Freely Market Secure Mobile Healthcare Applications Worldwide

TORONTO, June 18, 2010 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading innovator of secure mobile healthcare applications, has reached a settlement with AllOne Mobile Corporation (“AllOne”) and its parent company, AllOne Heath Group, Inc. (“AHG”), which were seeking the termination of the parties’ September 2008 license and revenue sharing agreement (the “License Agreement”). All dollar amounts are in U.S. dollars.

According to the terms of the settlement agreement, AllOne will pay Diversinet $4,000,000 to terminate the License Agreement, including any future revenue sharing obligations. Diversinet will also retain complete ownership and control over its related intellectual property developed during the term of the License Agreement.

Additionally, the parent company of AHG, Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“HSA”), will return to Diversinet all of the common shares of Diversinet it currently owns, totalling 6,956,152 shares.

HSA had acquired 6,756,757 shares of Diversinet common stock in a private placement completed in August 2007. The offering was priced at $0.74 per share, for gross proceeds of $5,000,000 to Diversinet.

Pro forma of the successfully executed settlement agreement, Diversinet expects to have more than $14 million in cash and cash equivalents and approximately 41.7 million in common shares outstanding and 47.4 million fully diluted.

“We are pleased with the terms of the settlement,” said Albert Wahbe, Diversinet’s chairman and CEO. “This resolution will now allow us to proceed freely to execute our go-to-market strategy, which focuses on providing feature-rich mobile applications that securely connect and protect people with their healthcare information, providers and payers – anytime, anywhere. While AllOne has decided to change its strategic focus, we are thankful for their support over the years.”

Diversinet’s increased emphasis on mobile health, announced in March, includes these key elements:

•

Introducing new products and product enhancements matched to the needs of the mHealth industry.

•

Creating customized portals to support mobile health applications for physicians and healthcare providers to deliver better care at lower cost.

•

Expanding Diversinet’s network of healthcare partners and providing new partners a model that offers trials with minimal commitment.

AllOne License Agreement Background

In September 2008, Diversinet entered into the License Agreement with AllOne, a wholly owned subsidiary of AHG, which in turn is a wholly owned subsidiary of HSA, to cross-license certain software and share revenues from the worldwide sales. Under the terms of the License Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software in the mobile personal health record market.

As of May 2010, HSA owned 6,956,152 common shares of Diversinet, representing approximately 14.5% of the issued and outstanding common shares of Diversinet. These common shares will be returned to Diversinet for cancellation as part of the settlement agreement.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with applications that securely connect people with their healthcare information, providers and payers – anyway, anytime and anywhere. Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records. Connect with Diversinet Corp. at www.diversinet.com. Healthcare. Connected and Protected.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp. All other marks are the property of their respective owners.

Company Contact

Investor Relations

Public Relations

Diversinet Corp.

Liolios Group, Inc.

Comunicano, Inc.

David Hackett

Ron Both

Laura Abbott

Chief Financial Officer

Managing Director

Account Supervisor

416-756-2324 ext. 275

949-574-3860 ext. 1710

203-869-8217

dhackett@diversinet.com

rboth@liolios.com

laura.abbott@comunicano.com